UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

Oi is included in the ISE 2016 portfolio

Oi has been included in the portfolio of the BM&FBOVESPA’s Corporate Sustainability Index (ISE) for the period between January 4, 2016 and December 29, 2016. This is the seventh time the Company has been part of this Brazilian stock market index.

Oi’s inclusion in the ISE reflects its commitment to best social responsibility practices and the adoption of sustainable management initiatives. Being part of this index is a constant challenge for Oi, which has been making great efforts in recent years to maintain a sustainability and corporate governance platform, in order to consolidate a culture related to this issue.

This month, Oi was also included among the nine Brazilian companies in the Euronext Vigeo Emerging Markets 70 index, launched in June. Revised every six months, this index was created by the European stock exchange Euronext in association with Vigeo, the leading European corporate social responsibility rating agency.

The Company has also been listed in the Emerging Markets category of the New York Stock Exchange’s Dow Jones Sustainability Index (DJSI) since 2013 and has been part of the BM&FBOVESPA’s Carbon Efficient Index (ICO2) for six consecutive years.

Rio de Janeiro, November 26, 2015.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer